SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

FORM 11-K

 **ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2013

OR

 **TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____ to

Commission File Number:1-8610

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T SAVINGS AND SECURITY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AT&T INC.

208 S. Akard, Dallas, Texas 75202

Financial Statements, Supplemental Schedule and Exhibit

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrator
   of the AT&T Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of the AT&T Savings and Security Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AT&T Savings and Security Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Dallas, Texas   /s/ Ernst & Young LLP
June 20, 2014

AT&T SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,	
	2013	2012
ASSETS		
Cash	**$ 3**	$ 1
Investments at fair value (See Notes 3 and 4)	**5,677,189**	5,269,551
Notes receivable from participants	**285,713**	296,246
Receivable for investments sold	**267**	303
Participant contributions receivable	**2,692**	2,791
Employer contributions receivable	**1,512**	1,604
Dividends and interest receivable	**1**	1
Total Receivables	**290,185**	300,945
Total Assets	**5,967,377**	5,570,497
LIABILITIES		
Administrative expenses payable	**1,982**	3,313
Due to broker for securities purchased	**3,203**	2,169
Total Liabilities	**5,185**	5,482
Net assets reflecting investments at fair value	**5,962,192**	5,565,015
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**(27,803)**	(55,323)
Net Assets Available for Benefits	**$ 5,934,389**	$ 5,509,692

See Notes to Financial Statements.

AT&T SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2012	$ 5,509,692
Additions to Net Assets:	
Contributions:	
Participant contributions	187,292
Employer contributions	97,777
Rollover contributions	13,175
	298,244
Investment Income:	
Net appreciation in fair value of investments	588,957
Dividends on AT&T common shares	123,791
Interest	20,685
	733,433
Interest income on notes receivable from participants	11,891
Total Additions	1,043,568
Deductions from Net Assets:	
Administrative expenses	5,344
Distributions	610,810
Total Deductions	616,154
Net increase before transfers	427,414
Transfer to other qualified savings plan	(2,717)
Net Assets Available for Benefits, December 31, 2013	$ 5,934,389

See Notes to Financial Statements.

Notes to Financial Statements
(Dollars in Thousands)

NOTE 1. PLAN DESCRIPTION

The AT&T Savings and Security Plan (Plan) is a defined contribution plan originally established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save for retirement on a regular and long-term basis. In connection with the November 2005 merger of AT&T Corp., SBC changed its name to AT&T Inc. (AT&T or the Company). The majority of eligible employees are represented by the Communications Workers of America or the International Brotherhood of Electrical Workers who are employed by participating companies of AT&T. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Bank of New York Mellon Corporation (BNY Mellon) serves as the trustee for the Plan. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as record keeper for the Plan.

During 2013, participants could invest their contributions in one or more of seven funds in 1% increments:

- AT&T Shares Fund
- Bond Fund
- Large Cap Stock Fund
- Interest Income Fund
- Global Equity Fund
- Mid and Small Cap Stock Fund
- International Stock Fund

Participants contribute to the Plan through payroll allotments. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan by matching the participants' contributions based on the provisions of the Plan. Company matching contributions are made solely in the form of shares of AT&T's common stock held in an Employee Stock Ownership Plan (ESOP), which is part of the AT&T Shares Fund, within this Plan. Vested matching contributions made to the Plan can be immediately diversified into any of the fund options above. Unvested balances must remain in the AT&T Shares Fund until the participant becomes vested and are thus considered non-participant directed investments. Unvested balances in the Plan were $465 at December 31, 2013 and $250 at December 31, 2012.

Dividends on shares in the AT&T Shares Fund can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a short-term interest bearing fund for distribution before the end of the year. Interest earned on dividends held in the short-term interest bearing fund are used to purchase additional units of the AT&T Shares Fund in the participant's account. During 2013, Plan participants elected to receive $30,907 in dividend distributions. This amount is included in distributions on the Plan's Statement of Changes in Net Assets Available for Benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee's fiduciary obligations under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collective bargaining obligations. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Administrative Expenses The reasonable expenses of plan administration may be charged to the Plan in accordance with procedures adopted by the plan administrator (as defined by the Plan). Brokerage fees, transfer taxes and other expenses incident to the purchase or sale of securities by the Trustee shall be deemed to be part of the cost of such securities, or deducted in computing the proceeds, as the case may be. Taxes, if any, on any assets held or income received by the Trustee will be charged appropriately against the accounts of Plan participants as determined by the plan administrator. To the extent that expenses incident to the administration of the Plan are paid from the Plan, the plan administrator will determine which expenses are to be charged to and paid from participant's individual accounts, which expenses are to be charged to and paid

from the accounts of all participants (and how they are to be allocated among such accounts), and which expenses are to be charged to and paid from the accounts of one or more identified groups of participants (and how they are to be allocated among such accounts). All expenses of administering the Plan that are not charged to the Plan will be borne by the respective participating companies in the Plan as determined by the plan administrator.

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter securities (OTC) and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive synthetic investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are comprised of corporate bonds and notes, registered investment companies and government securities and are also valued as described above. The fair value of the wrap contracts for the Synthetic GICs is determined using a market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

NOTE 3. FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, *Fair Value Measurement,* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2   Inputs to the valuation methodology include:
- Quoted prices for similar assets and liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted market prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

     If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2013 and 2012.

(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013:

	Plan Assets at Fair Value as of December 31, 2013			
	Level 1	**Level 2**	**Level 3**	**Total**
U.S. equity securities:				
AT&T common stock	$ 2,325,271	$ -	$ -	$ 2,325,271
Money market/mutual funds	22,062	-	-	22,062
Large cap stock fund[1]	-	913,999	-	913,999
Global equity fund[2]	-	201,394	-	201,394
Mid and small cap fund[3]	-	589,472	-	589,472
International equity securities:				
Global equity fund[2]	-	56,638	-	56,638
International stock fund[4]	-	301,966	-	301,966
Fixed income securities:				
Bond fund[5]	-	338,976	-	338,976
Interest income fund:				
Money Market/Mutual Funds	50,450	-	-	50,450
Synthetic GICs:				
Money Market/Mutual Funds	4,033	-	-	4,033
U.S. government debt securities	-	599,480	-	599,480
Corporate debt securities:				
Asset-backed securities	-	104,749	-	104,749
Commercial mortgage-backed securities	-	85,787	-	85,787
Collateralized mortgage obligations	-	2,441	-	2,441
Other corporate debt securities	-	77,408	-	77,408
Wrapper contract	-	182	-	182
Short-term investments	2,881	-	-	2,881
Total assets at fair value	**$ 2,404,697**	**$ 3,272,492**	**$ -**	**$ 5,677,189**

(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012:

	Plan Assets at Fair Value as of December 31, 2012			
	Level 1	**Level 2**	**Level 3**	**Total**
U.S. equity securities:				
AT&T common stock	$ 2,372,429	$ -	$ -	$ 2,372,429
Money market/mutual funds	20,575	-	-	20,575
Large cap stock fund[1]	-	696,505	-	696,505
Global equity fund[2]	-	142,665	-	142,665
Mid and small cap fund[3]	-	398,962	-	398,962
International equity securities:				
Global equity fund[2]	-	43,484	-	43,484
International stock fund[4]	-	232,999	-	232,999
Fixed income securities:				
Bond fund[5]	-	411,538	-	411,538
Interest income fund:				
Money Market/Mutual Funds	39,744	-	-	39,744
Synthetic GICs:				
Money Market/Mutual Funds	5,392	-	-	5,392
U.S. government debt securities	-	620,013	-	620,013
Corporate debt securities:				
Asset-backed securities	-	103,831	-	103,831
Commercial mortgage-backed securities	-	80,323	-	80,323
Collateralized mortgage obligations	-	2,835	-	2,835
Other corporate debt securities	-	94,731	-	94,731
Wrapper contract	-	648	-	648
Short-term investments	2,877	-	-	2,877
Total assets at fair value	**$ 2,441,017**	**$ 2,828,534**	**$ -**	**$ 5,269,551**

[1]This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the S&P 500 Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

[2]This fund consists of two common/collective trust funds with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones Wilshire 5000 Index and 25% to the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index. There are currently no redemption restrictions on these investments. The fair value of the investments in this category has been estimated using the net asset value per share.

[3]This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones Wilshire 4500 Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

[4]This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the MSCI EAFE Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

[5]This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in the Barclays U.S. Government/Credit Bond Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

(Dollars in Thousands)

NOTE 4. INVESTMENTS

Investments representing 5% or more of Plan net assets at December 31 were:

	2013	2012
AT&T Shares Fund		
AT&T common shares	$ 2,325,271	$ 2,372,429
Large Cap Stock Fund		
BlackRock Equity Index Fund F	913,999	696,505
Bond Fund		
BlackRock Government/Credit Bond Index Fund F	338,976	411,538
Mid and Small Cap Stock Fund		
BlackRock Extended Equity Market Fund F	589,472	398,962
International Stock Fund		
BlackRock EAFE Equity Index Fund F	301,966	*

* Investment balance did not equal or exceed 5% at year-end

During 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

AT&T common stock	$ 103,231
Common/collective trust funds	485,726
Total	$ 588,957

Fully Benefit-Responsive Investment Contracts

The Interest Income Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and are periodically reset. The Interest Income Fund invests in Synthetic GICs, also referred to as wrapper contracts. The assets supporting the Synthetic GICs are owned by the Plan and generally consist of high quality fixed income securities. At December 31, 2013, the underlying assets had a fair value of $924,530 and a contract value of $896,727. At December 31, 2012, the underlying assets had a fair value of $947,517 and a contract value of $892,194. For the years ended December 31, 2013 and 2012, the average yield earned by the Plan on these contracts was 1.24% and 0.67%, and the average yield earned by the Plan, adjusted to reflect actual interest rate credited to participants, was 2.11% and 2.57%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2013 or 2012.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest. The fair value of the wrapper contracts were $182 at December 31, 2013 and $648 at December 31, 2012.

Wrapper contracts' interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities and the duration of those investments. All wrapper contracts provide for a

minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuer will pay the Plan the shortfall needed to maintain the rate at zero, ensuring participants' principal and accrued interest is protected.

Changes in market interest rates can affect the yield to maturity and the market value of the underlying investment, and can have a material impact on the wrapper contract's interest crediting rate. Additionally, participant withdrawals and transfers from the Interest Income Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan's Statements of Net Assets Available for Benefits as the "Adjustment from fair value to contract value for fully benefit-responsive investment contracts," and totaled $(27,803) at December 31, 2013, and $(55,323) at December 31, 2012. If this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers' underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan's loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of these events are probable of occurring in the foreseeable future.

Investment Risk
Investments held by the Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefit. Plan participants' accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

NOTE 5. RELATED PARTY TRANSACTIONS

Plan assets are invested in AT&T stock directly. Because the Company is the plan sponsor, transactions involving the Company's stock qualify as party-in-interest transactions. In addition, certain investments held by the Plan are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

NOTE 6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 27, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt. In addition, the Plan has filed with the IRS for a new favorable determination letter on January 21, 2014, pursuant to, and as part of, the IRS determination letter filing program (Cycle C).

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(Dollars in Thousands)

NOTE 7. RECONCILATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2013	2012
Net Assets Available for Benefits per the financial statements	$ 5,934,389	$ 5,509,692
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	27,803	55,323
Distributions payable to participants	(1,596)	(1,885)
Net Assets Available for Benefits per the Form 5500	$ 5,960,596	$ 5,563,130

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2013:

Distributions to participants per the financial statements	$ 610,810
Distributions payable to participants at December 31, 2012	(1,885)
Distributions payable to participants at December 31, 2013	1,596
Distributions to participants per the Form 5500	$ 610,521

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2013:

Total additions per the financial statements	$ 1,043,568
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2013	27,803
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2012	(55,323)
Total income per the Form 5500	$ 1,016,048

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013
(Dollars in Thousands)

	Identity of Issue	Description of Investment	Cost	Current Value
AT&T Shares Fund				
*	AT&T COMMON SHARES	66,133,988 SHARES	1,928,729	2,325,271
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 22,061,621 UNITS	22,062	22,062
	TOTAL SHARES FUND		**1,950,791**	**2,347,333**
Bond Fund				
*	BLACKROCK GOVERNMENT/CREDIT BOND INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 13,323,749 UNITS	**	**338,976**
Large Cap Stock Fund				
*	BLACKROCK EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 28,813,258 UNITS	**	**913,999**
Interest Income Fund				
*	DREYFUS GOVT CASH MGMT FUND	VAR RT 12/31/2075 DD 06/03/97		340
	AEP TEXAS CENTRAL TRANSIT 1 A1	.880% 12/01/2018 DD 03/14/12		2,509
	AEP TEXAS CENTRAL TRANSIT A A4	5.170% 01/01/2020 DD 10/11/06		1,552
	ALLY AUTO RECEIVABLES	1.35% 12/15/15 DD 11/12/10		793
	AMEX CREDIT AC 2 A	0.680% 03/15/2018 DD 08/21/12		2,279
	AMERICREDIT AUTOMOBILE RE 1 A3	0.610% 10/10/17 DD 1/24/13		1,996
	ASIAN DEVELOPMENT BANK	2.750% 05/21/2014 DD 05/21/09		808
	ASIAN DEVELOPMENT BANK	2.625% 02/09/2015 DD 02/09/10		2,769
	ASIAN DEVELOPMENT BANK	1.125% 03/15/2017 DD 01/18/12		1,688
	BANK OF AMERICA AUTO TRUST 1 A4	1.030% 12/15/2016 DD 04/18/12		1,411
	BEAR STEARNS COML 04-PWR4 A3	VAR RT 06/11/2041 DD 06/01/04		1,532
	BEAR STEARNS COML T16 A6	VAR RT 02/13/2046 DD 11/01/04		4,828
	BEAR STEARNS COML PW11 A4	VAR RT 03/11/2039 DD 03/01/06		1,508
	BEAR STEARNS COML PW14 A4	5.201% 12/11/2038 DD 12/01/06		1,748
	BEAR STEARNS COML T26 A4	VAR RT 01/12/2045 DD 04/01/07		2,105
	CDP FINANCIAL	3.000% 11/25/2014 DD 11/25/09		1,901
	CNH EQUIPMENT TRUST C A3	1.190% 12/15/2016 DD 12/14/11		1,144
	CAPITAL ONE MULTI-ASSET A7	5.750% 07/15/2020 DD 09/28/07		1,608
	CAPTIAL ONE MULTI-ASSET A1	.630% 11/15/2018 DD 02/01/13		5,087
	CARMAX AUTO OWNER TRUST 1 A3	.890% 09/15/2016 DD 02/16/12		1,225
	CARMAX AUTO OWNER TRUST 2 A3	0.840% 03/15/2017 DD 06/13/12		1,204
	CARMAX AUTO OWNER TRUST 2 A4	.840% 11/15/2018 DD 05/16/13		790
	CARMAX AUTO OWNER TRUST 3 A3	.970% 04/16/2018 DD 08/08/13		853
	CENTERPOINT ENERGY TRANSI 1 A1	0.901% 04/15/2018 DD 01/19/12		2,561
	CHASE ISSUANCE TRUST A3 A3	0.790% 06/15/2017 DD 06/18/12		3,512
	CHASE ISSUANCE TRUST A5 A5	.590% 08/15/2017 DD 09/13/12		3,900
	CITIGROUP COMM MOR C6 A4	VAR RT 12/10/2049 DD 07/01/07		2,796
	CITIGROUP COMM M GC17 A2	2.962% 11/10/2046 DD 12/01/13		703

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
COOPERATIVE CENTRALE RAIFFEIS	2.125% 10/13/2015 DD 10/13/10		1,231
COUNCIL OF EUROPE	2.750% 02/10/2015 DD 02/10/10		744
CREDIT SUISSE FIRST BOSTON	VAR RT 02/15/2038 DD 03/01/05		1,289
DISCOVER CARD EXE TRUST A1	0.810% 8/15/2017 DD 02/8/12		2,248
DISCOVER CARD EXE TRUST A3	0.860% 11/15/2017 DD 06/13/12		1,767
DNB NOR BOLIGKRE CVD 144A	2.9% 03/29/2017 DD 03/29/11		1,465
EUROPEAN BK RECON AND DEV	2.750% 04/20/2015 DD 04/20/10		1,237
FHLMC POOL #78-8657	VAR RT 09/01/2031 DD 09/01/01		26
FEDERAL FARM CR BK CONS BD	1.500% 11/16/2015 DD 11/15/10		3,881
FEDERAL NATL MTG ASSN DEBS	1.250% 9/28/2016 DD 8/19/11		7,303
FEDERAL NATL MTG ASSN DEBS	0.875% 10/26/2017 DD 9/24/12		1,705
FNMA GTD REMIC P/T 2012-117 DC	3.000% 1/25/2038 DD 9/1/12		1,865
FNMA GTD REMIC P/T 12-118 VA	3.000% 5/25/2022 DD 10/1/12		2,270
FNMA GTD REMIC P/T 13-13 MA	4.000% 01/25/2043 DD 02/01/13		1,671
FNMA GTD REMIC P/T 2013-83 A	3.500% 09/25/2039 DD 07/01/13		1,465
FHLMC MULTICLASS MTG 3895 AM	5.000% 08/15/2039 DD 07/01/11		1,544
FHLMC MULTICLASS MTG 3896 PA	4.000% 03/15/2040 DD 07/01/11		1,794
FHLMC MULTICLASS MTG 4189 PA	3.500% 11/15/2042 DD 04/01/13		1,058
FEDERAL HOME LN MTG CORP	1.75% 09/10/2015 DD 09/10/10		5,117
FEDERAL HOME LN MTG CORP	2.5% 05/27/2016 DD 04/08/11		15,699
FEDERAL HOME LN MTG CORP	.500% 05/13/2016 DD 03/07/13		8,644
FNMA POOL #0AL2438	3.000% 09/01/2027 DD 09/01/12		1,513
FNMA GTD REMIC P/T 2002-W2 AF6	STEP 05/25/2032 DD 03/01/02		290
FNMA GTD REMIC P/T 02-W11 AF6	VAR RT 11/25/2032 DD 09/01/02		332
FNMA GTD REMIC P/T 03-T3	VAR RT 05/25/2033 DD 02/01/03		574
FNMA GTD REMIC P/T 03-W10 2A	VAR RT 06/25/2043 DD 06/01/03		617
FNMA GTD REMIC P/T 04-T4 AI9	VAR RT 08/25/2034 DD 07/01/04		1,215
FHLMC MULTICLASS MTG 2736 BD	5.000% 04/15/2032 DD 01/01/04		23
FHLMC MULTICLASS MTG 2930 KC	4.500% 06/15/2019 DD 02/01/05		149
FHLMC MULTICLASS MTG 3202 LN	4.500% 03/15/2035 DD 08/01/06		186
FNMA NOTE	1.625% 10/26/2015 DD 9/27/10		6,131
FHLMC MULTICLASS MTG 3601 PA	5.000% 09/15/2038 DD 11/01/09		757
FNMA GTD REMIC P/T 10-22 PC	5.000% 03/25/2037 DD 02/01/10		335
FHLMC MULTICLASS MTG 3660 BH	4.500% 07/15/2037 DD 04/01/10		143
FNMA POOL #0686026	VAR RT 04/01/2033 DD 04/01/03		319
FNMA POOL #0756359	VAR RT 12/01/2033 DD 12/01/03		487
REPUBLIC OF FINLAND	1.125% 05/02/2017 DD 05/02/12		1,585
FORD CREDIT AUTO TR A A4	1.150% 06/15/2017 DD 01/25/12		2,673
FORD CREDIT AUTO TR B A3	0.720% 12/15/2016 DD 04/25/12		858
GS MORTGAGE SECURITIES GC5 A1	1.468% 08/10/2044 DD 10/01/11		725
GE CAPITAL COMM MO C1 A4	VAR RT 03/10/2044 DD 03/01/06		2,570
GOLDEN CREDIT CARD 4A A 144A	1.390% 07/15/2019 DD 07/25/12		2,497
GOLDEN CREDIT CARD TR 5A A 144A	0.790% 09/15/2017 DD 10/02/12		701
GNMA GTD REMIC P/T 12-43 AJ	3.000% 05/20/2038 DD 04/01/12		1,240
COMM MORT TRU GG3 A3	4.569% 08/10/2042 DD 02/01/05		938

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
CANADA GOVERNMENT INTERNAT'L	.875% 02/14/2017 DD 02/14/12		1,700
HYUNDAI AUTO RECEIVABLES A A3	.560% 07/17/2017 DD 01/30/13		2,030
HYUNDAI AUTO RECEIVABLES B A4	1.010% 02/15/2019 DD 06/27/13		1,687
INTER-AMERICAN DEVEL BK	1.125% 03/15/2017 DD 01/11/12		2,515
INTL BK RECON & DEVELOP	2.375% 05/26/2015 DD 05/26/10		2,572
JP MORGAN CHASE COMM LDPX A3	5.420% 01/15/2049 DD 03/01/07		4,607
JP MORGAN CHASE COMM CB20 A4	VAR RT 02/12/2051 DD 09/01/07		1,906
JP MORGAN CHASE COMM LD12 A4	VAR RT 02/15/2051 DD 08/01/07		1,645
JPMBB COMM MORTGAGE C14 A2	3.019% 08/15/2046 DD 08/01/13		719
JOHNSON & JOHNSON	5.150% 07/15/2018 DD 06/23/08		4,552
LB-UBS COML MTG C6 A4	5.372% 09/15/2039 DD 09/11/06		2,182
LB UBS COML MTG TR 04-C7 A-6	VAR RT 10/15/2029 DD 10/11/04		4,461
MASTER CREDIT CARD T 2A A 144A	0.780% 04/21/2017 DD 10/31/12		1,288
MERCEDES-BENZ AUTO RECEIV 1 A4	1.220% 12/15/2017 DD 07/20/11		1,385
MERRILL LYNCH MORT CIP1 A4	VAR RT 07/12/2038 DD 08/01/05		1,266
MICROSOFT CORP	1.625% 09/25/2015 DD 09/27/10		755
MICROSOFT CORP SR UNSEC	2.500% 02/08/2016 DD 02/08/11		2,200
MORGAN STANLEY CAP HQ7 AR	VAR RT 11/14/2042 DD 11/01/05		2,366
MORGAN STANLEY BANK OF C13 A2	2.936% 11/15/2046 DD 12/01/13		1,239
NCUA GUARANTEED NOTES	1.600% 10/29/2020 DD 11/10/10		294
NATIONAL AUSTRALIA BANK L 144A	2.000% 06/20/2017 DD 06/20/12		1,324
NEW YORK LIFE GLOBAL FUND 144A	1.650% 05/15/2017 DD 02/14/12		1,902
NISSAN AUTO RECEIVABLES 2 A A3	0.500% 05/15/2017 DD 01/16/13		1,259
NISSAN AUTO RECEIVABLES 0 B A4	1.310% 10/15/2019 DD 07/30/13		702
NISSAN AUTO RECEIVABLES 0 C A3	0.670% 08/15/2018 DD 12/11/13		3,590
NORDDEUTSCHE LANDESBANK 144A	0.875% 10/16/2015 DD 10/16/12		788
NORDIC INVESTMENT BANK	2.625% 10/06/2014 DD 10/05/09		1,323
OHIO PHASE-IN-RECOVERY	2.049% 07/01/2020 DD 08/01/13		667
ROYAL BANK OF CANADA	1.200% 09/19/2018 DD 09/19/12		1,684
SPAREBANK 1 BOLIGKREDITT 144A	2.300% 06/30/2018 DD 04/03/12		362
SWEDBANK HYPOTEK AB 144A	2.375% 04/05/2017 DD 03/23/12		517
TENNESSEE VALLEY AUTH BD	1.750% 10/15/2018 DD 09/27/13		696
TORONTO-DOMINION BANK 144A	1.500% 03/13/2017 DD 03/13/12		707
TOYOTA AUTO RECEIVABLES 2 B A4	0.940% 11/15/2016 DD 09/28/11		603
UBS AG/LONDON 144A	0.750% 03/24/2017 DD 03/26/13		1,307
U S TREASURY NOTE	1.5% 12/31/2018 DD 12/31/13		2,966
U S TREASURY NOTE	3.125% 10/31/2016 DD 10/31/09		14,938
U S TREASURY NOTE	2.375% 02/28/2015 DD 02/28/10		2,050
U S TREASURY NOTE	2.500% 03/31/2015 DD 03/31/10		1,645
U S TREASURY NOTE	2.500% 04/30/2015 DD 04/30/10		5,151
U S TREASURY NOTE	1.250% 08/31/2015 DD 08/31/10		9,143
U S TREASURY NOTE	1.8750% 08/31/2017 DD 08/31/10		4,414
U S TREASURY NOTE	1.250% 10/31/2015 DD 10/31/10		9,047

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
U S TREASURY NOTE	1.375% 11/30/2015 DD 11/30/10		4,689
U S TREASURY NOTE	2.000% 04/30/2016 DD 04/30/11		3,104
U S TREASURY NOTE	2.1250% 02/29/2016 DD 02/28/11		5,182
U S TREASURY NOTE	1.500% 07/31/2016 DD 07/31/11		14,422
U S TREASURY NOTE	1.000% 08/31/2016 DD 08/31/11		8,983
U S TREASURY NOTE	1.000% 10/31/2016 DD 10/31/11		10,882
U S TREASURY NOTE	1.375% 12/31/2018 DD 12/31/11		8,850
U S TREASURY NOTE	.875% 1/31/2017 DD 1/31/12		19,318
U S TREASURY NOTE	.875% 02/28/2017 DD 02/29/12		7,499
U S TREASURY NOTE	1.000% 03/31/2017 DD 03/31/12		702
U S TREASURY NOTE	0.375% 04/15/2015 DD 04/15/12		4,009
U S TREASURY NOTE	0.875% 04/30/2017 DD 04/30/12		6,481
U S TREASURY NOTE	0.625% 05/31/2017 DD 05/31/12		6,316
U S TREASURY NOTE	0.375% 06/15/2015 DD 06/15/12		3,908
U S TREASURY NOTE	0.250% 07/15/2015 DD 07/15/12		6,500
U S TREASURY NOTE	0.500% 07/31/2017 DD 07/31/12		5,580
U S TREASURY NOTE	0.250% 08/15/2015 DD 08/15/12		9,996
U S TREASURY NOTE	0.250% 09/15/2015 DD 09/15/12		2,498
U S TREASURY NOTE	0.625% 09/30/2017 DD 09/30/12		12,730
U S TREASURY NOTE	0.250% 10/31/2014 DD 10/31/12		2,002
U S TREASURY NOTE	0.750% 10/31/2017 DD 10/31/12		2,847
U S TREASURY NOTE	0.625% 11/30/2017 DD 11/30/12		6,825
U S TREASURY NOTE	0.750% 12/31/2017 DD 12/31/12		2,933
U S TREASURY NOTE	0.375% 01/15/2016 DD 01/15/13		2,999
U S TREASURY NOTE	0.875% 01/31/2018 DD 01/31/13		7,063
U S TREASURY NOTE	0.750% 02/28/2018 DD 02/28/13		7,789
U S TREASURY NOTE	0.375% 03/15/2016 DD 03/15/13		6,989
U S TREASURY NOTE	0.625% 04/30/2018 DD 04/30/13		7,715
U S TREASURY NOTE	1.000% 05/31/2018 DD 05/31/13		5,575
U S TREASURY NOTE	0.500% 06/15/2016 DD 06/15/13		3,996
U S TREASURY NOTE	0.375% 06/30/2015 DD 06/30/13		4,008
U S TREASURY NOTE	1.375% 06/30/2018 DD 06/30/13		4,962
U S TREASURY NOTE	0.250% 07/31/2015 DD 07/31/13		2,000
U S TREASURY NOTE	1.375% 7/31/2018 DD 07/31/13		1,487
U S TREASURY NOTE	0.875% 09/15/2016 DD 09/15/13		4,527
U S TREASURY NOTE	1.250% 10/31/2018 DD 10/31/13		6,863
WF-RBS COMM MORT C14 A2	2.133% 06/15/2046 DD 06/01/13		1,342
WACHOVIA BANK C29 A4	5.308% 11/15/2048 DD 12/01/06		1,858
WELLS FARGO COML LC5 A2	1.844% 10/15/2045 DD 09/01/12		2,222
WESTPAC BANKING CORP	1.375% 07/17/2015 DD 07/17/12		2,343
WOART 2012-A A2	0.520% 06/15/2015 DD 07/18/12		211
YALE UNIVERSITY YALUNI	2.900% 10/15/2014 DD 11/10/09		1,088
			485,478

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013
(Dollars in Thousands)

	Identity of Issue	Description of Investment	Cost	Current Value
	MONUMENTAL LIFE INSURANCE COMPANY WRAPPER	Synthetic GIC #MDA00871TR, IR ***		182
*	DREYFUS GOVT CASH MGMT FUND	VAR RT 12/31/2075 DD 06/03/97		3,693
	AEP TEXAS CENTRAL TRANSIT A A4	5.170% 01/01/2020 DD 10/11/06		1,219
	AFRICAN DEVELOPMENT BANK	1.125% 03/15/2017 DD 01/19/12		1,504
	AMERICAN EXPRESS CREDIT AC 2 A	0.680% 03/15/2018 DD 08/21/12		1,808
	AMERICREDIT AUTO RE 1 A3	0.610% 10/10/2017 DD 01/24/13		1,597
	ASIAN DEVELOPMENT BANK	2.750% 05/21/2014 DD 05/21/09		606
	ASIAN DEVELOPMENT BANK	2.625% 02/09/2015 DD 02/09/10		2,257
	ASIAN DEVELOPMENT BANK	1.125% 03/15/2017 DD 01/18/12		1,336
	BEAR STEARNS COML 04-PWR4 A3	VAR RT 06/11/2041 DD 06/01/04		1,238
	BEAR STEARNS COML 04-TOP16 A-6	4.750% 02/13/2046 DD 11/01/04		3,862
	BEAR STEARNS COML PW14 A4	5.201% 12/11/2038 DD 12/01/06		1,420
	BEAR STERNS COML PW16 A4	VAR RT 06/11/2040 DD 06/01/07		4,794
	CDP FINANCIAL	3.000% 11/25/2014 DD 11/25/09		1,597
	CD 07-CD4 COML MTG TR MTG A2B	5.205% 12/11/2049 DD 03/01/07		271
	CAPITAL ONE MULTI ASSET A7	5.750% 7/15/2020 DD 09/28/07		1,379
	CAPTIAL ONE MULTI ASSET A1	0.630% 11/15/2018 DD 02/01/13		3,990
	CARMAX AUTO OWNER TRUST 2 A3	0.840% 03/15/2017 DD 06/13/12		1,104
	CARMAX AUTO OWNER TRUST 2 A4	0.840% 11/15/2018 DD 05/16/13		642
	CENTERPOINT ENERGY TRANSIT 1 A3	3.028% 10/15/2025 DD 01/19/12		1,735
	CHASE ISSUANCE TRUST A3 A3	0.790% 06/15/2017 DD 06/18/12		3,311
	CHASE ISSUANCE TRUST A7 A7	STEP 09/16/2024 DD 10/09/12		1,907
	CITIBANK CR CARD 05-A2 A2	4.850% 03/10/2017 DD 03/09/05		6,309
	CGCMT 2007-C6 A4	VAR RT 12/10/2049 DD 07/01/07		3,579
	CITIGROUP COML M GC17 A2	2.962% 11/10/2046 DD 12/01/13		552
	COMM MORTGAGE TRUST GG9 A4	5.444% 03/10/2039 DD 03/01/07		4,394
	COOPERATIVE CENTRALE RAIFFEIS	2.125% 10/13/2015 DD 10/13/10		1,128
	COUNCIL OF EUROPE	2.750% 02/10/2015 DD 02/10/10		616
	DNB BOLIGKREDITT AS 144A	2.900% 03/29/2017 DD 03/29/11		209
	EUROPEAN BK RECON & DEV	2.750% 04/20/2015 DD 04/20/10		928
	FHLMC POOL #1B-1438	VAR RT 01/01/2034 DD 01/01/04		283
	FHLMC POOL #G1-4183	5.000% 07/01/2025 DD 06/01/11		1,111
	FHLMC POOL #G0-8079	5.000% 09/01/2035 DD 09/01/05		2,325
	FHLMC POOL #G0-3941	6.000% 02/01/2038 DD 02/01/08		724
	FHLMC POOL #G0-6218	3.500% 12/01/2040 DD 01/01/11		1,853
	FHLMC POOL #E0-2866	4.000% 04/01/2026 DD 04/01/11		1,859
	FHLMC POOL #C0-4322	3.500% 12/1/2042 DD 11/01/12		4,660
	FHLMC POOL #A9-7473	4.500% 03/01/2041 DD 03/01/11		2,161
	FHLMC POOL #Q0-1559	4.500% 06/01/2041 DD 06/01/11		1,967
	FHLMC POOL #Q1-4670	3.500% 01/01/2043 DD 01/01/13		3,412
	FHLMC POOL #1B-0118	VAR RT 08/01/2031 DD 08/01/01		24
	FEDERAL NATL MTG ASSN DEBS	1.125% 04/27/2017 DD 03/01/12		4,317
	FEDERAL NATL MTG ASSN DEBS	0.875% 10/26/2017 DD 09/24/12		1,312

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
FEDERAL NATL MTG ASSN DEBS	0.875% 12/20/2017 DD 10/30/12		3,916
FEDERAL NATL MTG ASSN DEBS	4.875% 12/15/2016 DD 11/17/06		1,454
FNMA GTD REMIC P/T 13-13 MA	4.000% 01/25/2043 DD 02/01/13		1,277
FNMA GTD REMIC P/T 2013-83 A	3.500% 09/25/2039 D 07/01/13		1,172
FNMA GTD REMIC P/T 12-M9 A2	2.482% 04/25/2022 DD 08/01/12		329
FHLMC MULTICLASS MTG 3895 AM	5.000% 08/15/2039 DD 07/01/11		975
FHLMC MULTICLASS MTG 3896 PA	4.000% 03/15/2040 DD 07/01/11		1,446
FHLMC MULTICLASS MTG 4016 KV	4.000% 02/15/2025 DD 03/01/12		2,330
FEDERAL HOME LN MTG CORP REF	4.875% 06/13/2018 DD 06/13/08		2,841
FEDERAL HOME LN MTG CORP REF	3.750% 03/27/2019 DD 03/27/09		9,374
FEDERAL HOME LN MTG CORP REF	1.250% 08/01/2019 DD 07/30/12		2,856
FNMA POOL #0AI1886	4.500% 05/01/2041 DD 05/01/11		2,974
FNMA POOL #0AI8618	4.000% 12/01/2041 DD 12/01/11		2,584
FNMA POOL #0AJ3107	4.000% 01/01/2042 DD 01/01/12		1,898
FNMA POOL #0AJ3109	4.000% 01/01/2042 DD 01/01/12		1,957
FNMA POOL #0AJ4050	4.000% 10/01/2041 DD 10/01/11		2,364
FNMA POOL #0AH3792	4.500% 02/01/2041 DD 01/01/11		2,957
FNMA POOL #0AL0013	6.000% 04/01/2040 DD 02/01/11		1,391
FNMA POOL #0AQ0817	3.500% 12/01/2042 DD 12/01/12		5,606
FNMA POOL #0AT8390	3.500% 06/01/2043 DD 06/01/13		4,875
FNMA POOL #0AR8305	3.500% 05/01/2043 DD 05/01/13		6,825
FNMA POOL #0555424	5.500% 05/01/2033 DD 04/01/03		3,285
FNMA GTD REMIC P/T 2002-W2 AF6	STEP 05/25/2032 DD 03/01/02		290
FNMA GTD REMIC P/T 02-W11 AF 6	VAR RT 11/25/2032 DD 09/01/02		664
FNMA GTD REMIC P/T 04-W1 2A2	7.000% 12/25/2033 DD 01/01/04		1,176
FNMA GTD REMIC P/T 05-19 PA	5.500% 07/25/2034 DD 02/01/05		1,932
FHLMC MULTICLASS MTG 2736 BD	5.000% 04/15/2032 DD 01/01/04		19
FHLMC MULTICLASS CTFS 2931 AM	4.500% 07/15/2019 DD 02/01/05		348
FHLMC MULTICLASS MTG 3601 PA	5.000% 09/15/2038 DD 11/01/09		704
FNMA GTD REMIC P/T 10-22 PC	5.000% 03/25/2037 DD 02/01/10		270
FHLMC MULTICLASS MTG 3660 BH	4.5000% 07/15/2037 DD 04/01/10		135
FHLMC MULTICLASS MTG	5.000% 02/15/2030 DD 01/01/10		863
FNMA POOL #0728766	VAR RT 07/01/2033 DD 07/01/03		234
FNMA POOL #0735141	5.500% 01/01/2035 DD 12/01/04		3,310
FNMA POOL #0735676	5.000% 07/01/2035 DD 06/01/05		3,246
FNMA POOL #0890375	4.500% 08/01/2023 DD 10/01/11		1,335
FNMA POOL #0AB2775	4.500% 04/01/2041 DD 03/01/11		2,158
FNMA POOL #0AB4282	3.000% 01/01/2027 DD 12/01/11		2,397
FNMA POOL #0AB9068	3.500% 04/01/2043 DD 03/01/13		3,224
FNMA POOL #0MA0878	4.000% 10/01/2031 DD 09/01/11		2,582
FORD CREDIT AUTO TR A A4	1.150% 06/15/2017 DD 01/25/12		1,209
FORD CREDIT AUTO TR B A3	0.720% 12/15/2016 DD 04/25/12		858
GE CAPITAL CREDIT CARD MAS 2 A	2.220% 01/15/2022 DD 02/02/12		3,462
GNMA II POOL #0MA0414	VAR RT 09/20/2042 DD 09/01/12		1,372
GS MORT SEC GC13 A5	VAR RT 07/10/2046 DD 07/01/13		999

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
GNMA II POOL #0004802	5.000% 09/20/2040 DD 09/01/10		3,583
GNMA II POOL #0005082	4.500% 06/20/2041 DD 06/01/11		2,618
GNMA II POOL #0005115	4.500% 07/20/2041 DD 07/01/11		2,674
GNMA II POOL #0005280	4.000% 01/20/2042 DD 01/01/12		2,670
GOLDEN CREDIT CARD 4A A 144A	1.390% 07/15/2019 DD 07/25/12		1,998
GNMA GTD REMIC P/T 04-17 MA	5.000% 02/16/2032 DD 03/01/04		553
CANADA GOVERNMENT INTL	0.875% 02/14/2017 DD 02/14/12		1,300
HOWARD HUGHES MEDICAL IN	3.500% 09/01/2023 DD 07/22/13		325
HYUNDAI AUTO RCVB B A4	1.010% 02/15/2019 DD 06/27/13		1,547
HYUNDAI AUTO RCVB TRUST C A4	1.300% 02/15/2018 DD 10/05/11		3,800
INTER-AMERICAN DEVEL BK	1.125% 03/15/2017 DD 01/11/12		2,113
INTL BK RECON & DEVELOP	2.375% 05/26/2015 DD 05/26/10		2,161
J P MORGAN CHASE 07-LDPX CL A3	5.420% 01/15/2049 DD 03/01/07		3,675
JP MORGAN CHASE 07-CB20 A4	VAR RT 02/12/2051 DD 09/01/07		1,457
JP MORGAN CHASE 07-LD12 A4	VAR RT 02/15/2051 DD 08/01/07		1,287
JPMBB COMMERCIAL MTG C12 A5	3.664% 07/15/2045 DD 06/01/13		790
JOHNSON & JOHNSON NT	5.150% 07/15/2018 DD 06/23/08		3,072
KING INTERNATIONAL LEASING	2.754% 10/15/2022 DD 11/17/10		1,344
LB UBS COML MTG 06-C7 CL A2	5.300% 11/15/2038 DD 11/11/06		2,919
LB UBS COML MTG C1 A2	VAR RT 04/15/2041 DD 04/11/08		1,486
MASTER CREDIT CARD T 2A A 144A	0.780% 04/21/2017 DD 10/31/12		1,288
MERCEDES-BENZ AUTO RECEIV 1 A4	1.220% 12/15/2017 DD 07/20/11		1,304
MICROSOFT	1.625% 09/25/2015 DD 09/27/10		715
MICROSOFT SR UNSEC	2.500% 02/08/2016 DD 02/08/11		1,961
MORGAN STANLEY BANK C13 A2	2.936% 11/15/2046 DD 12/01/13		975
NCUA GUARANTEED NOTES C1 APT	2.650% 10/29/2020 DD 11/10/10		1,319
NATIONAL AUSTRALIA BANK L 144A	2.000% 06/20/2017 DD 06/20/12		1,324
NETWORK RAIL INFRASTRUCT 144A	0.875% 01/20/2015 DD 01/20/12		674
NEW YORK LIFE GLOBAL FUND 144A	1.650% 05/15/2017 DD 02/14/12		1,902
NISSAN AUTO REC 2 A A3	0.500% 05/15/2017 DD 01/16/13		1,009
NISSAN AUTO REC 0 B A4	1.310% 10/15/2019 DD 07/30/13		1,113
NORDDEUTSCHE LANDEBANK 144A	0.875% 10/16/2015 DD 10/16/12		607
NORDIC INVESTMENT BANK	2.625% 10/06/2014 DD 10/05/09		1,119
PRESIDENT & FELLOWS OF HARVARD	2.300% 10/01/2023 DD 05/06/13		571
ROYAL BANK OF CANADA	1.200% 09/19/2018 DD 09/19/12		1,298
SLM STUDENT LN 2005-8 CL A-4	VAR RT 01/25/2028 DD 09/20/05		5,398
SAN CLEMENTE LEASING	3.030% 11/22/2022 DD 12/08/10		1,304
SPAREBANK 1 BOLIGKREDITT 144A	2.300% 06/30/2018 DD 04/03/12		259
SPAREBANK 1 BOLIGKREDITT 144A	1.750% 11/15/2020 DD 11/16/12		674
SWEDBANK HYPOTEK AB 144A	2.375% 04/05/2017 DD 03/23/12		413
TENNESSEE VALLEY AUTH	3.875% 02/15/2021 DD 02/08/11		2,814
UBS AG/LONDON 144A	0.750% 03/24/2017 DD 03/26/13		1,006
UBS-BARCLAYS COML C6 A4	3.244% 04/10/2046 DD 04/01/13		813

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013
(Dollars in Thousands)

	Identity of Issue	Description of Investment	Cost	Current Value
	VENDEE MORTGAGE	7.750% 05/15/2022 DD 06/01/92		828
	U S TREASURY NOTE	3.625% 08/15/2019 DD 08/15/09		8,281
	U S TREASURY NOTE	2.750% 02/28/2018 DD 02/28/11		4,754
	U S TREASURY NOTE	2.375% 05/31/2018 DD 05/31/11		8,201
	U S TREASURY NOTE	1.500% 06/30/2016 DD 06/30/11		6,138
	U S TREASURY NOTE	1.750% 10-31/2018 DD 10/31/11		1,507
	U S TREASURY NOTE	0.875% 02/28/2017 DD 02/29/12		6,499
	U S TREASURY NOTE	1.250% 04/30/2019 DD 04/30/12		2,906
	U S TREASURY NOTE	1.125% 05/31/2019 DD 05/31/12		2,880
	U S TREASURY NOTE	0.625% 05/31/2017 DD 05/31/12		8,586
	U S TREASURY NOTE	0.125% 07/31/2014 DD 07/31/12		10,001
	U S TREASURY NOTE	0.250% 10/15/2015 DD 10/15/12		4,994
	U S TREASURY NOTE	0.750% 10/31/2017 DD 10/31/12		3,928
	U S TREASURY NOTE	0.875% 01/31/2018 DD 01/31/13		3,433
	U S TREASURY NOTE	0.375% 03/15/2016 DD 03/15/13		4,992
	U S TREASURY NOTE	1.375% 05/31/2020 DD 05/31/13		1,611
	U S TREASURY NOTE	0.500% 06/15/2016 DD 06/15/13		10,989
	U S TREASURY NOTE	0.375% 06/30/2015 DD 06/30/13		11,023
	U S TREASURY NOTE	2.000% 07/31/2020 DD 07/31/13		3,438
	U S TREASURY NOTE	2.500% 08/15/2023 DD 08/15/13		6,242
	U S TREASURY NOTE	2.000% 09/30/2020 DD 09/30/13		12,708
	U S TREASURY NOTE	1.750% 10/31/2020 DD 10/31/13		1,919
	U S TREASURY NOTE	2.750% 11/15/2023 DD 11/15/13		1,957
	WACHOVIA BANK COML C29 A4	5.308% 11/15/2048 DD 12/01/06		1,421
	WELLS FARGO COML LC5 A3	2.918% 10/15/2045 DD 09/01/12		2,358
	WELLS FARGO COML LC5 ASB	2.528% 10/15/2045 DD 09/01/12		942
	WESTPAC BANKING CORP	1.375% 07/17/2015 DD 07/17/12		1,123
	WORLD ONMI AUTO	0.520% 06/15/2015 DD 7/18/12		168
	YALE UNIVERSITY YALUNI	2.900% 10/15/2014 DD 11/10/09		895
				388,602
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 50,449,810 UNITS		50,450
	TOTAL INTEREST INCOME FUND		**	**924,530**
Global Equity Fund				
*	BLACKROCK US EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 13,869,079 UNITS		201,394
*	BLACKROCK EAFE EQUITY MARKET INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 3,900,401 UNITS		56,638
	TOTAL GLOBAL EQUITY FUND		**	**258,032**

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013
(Dollars in Thousands)

	Identity of Issue	Description of Investment	Cost	Current Value
Mid and Small Cap Stock Fund				
*	BLACKROCK EXTENDED EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 12,952,419 UNITS	**	589,472
International Stock Fund				
*	BLACKROCK EAFE EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 8,510,772 Units	**	301,966
Interest Bearing Cash				
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 2,880,808 UNITS	**	2,881
Loan Fund				
*	LOANS TO PLAN PARTICIPANTS	4.24% - 10.50%	**	285,713
	TOTAL			5,962,902

*   Party-in-interest
**   Participant-directed investment, cost not required
***   Wrapper agreement, no stated maturity

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Savings and Security Plan

By   /s/ Paul W. Stephens
         Paul W. Stephens
         Senior Vice President and Controller

Date: June 20, 2014

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23   Consent of Independent Registered Public Accounting Firm

EX 23
Form 11-K for 2013
File No. l-8610

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-189789) pertaining to the AT&T Savings and Security Plan of our report dated June 20, 2014, with respect to the financial statements and schedule of the AT&T Savings and Security Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2013.

Dallas, Texas
June 20, 2014

/s/ Ernst & Young LLP